               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                        (Amendment No.1)

            Under the Securities Exchange Act of 1934

                  New Jersey Steel Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class and Securities)

                            646144105
              (CUSIP Number of Class of Securities)

                        Michael J. Scharf
                     Chairman of the Board,
              Chief Executive Officer and President
          International Metals Acquisition Corporation
                       667 Madison Avenue
                    New York, New York  10021
                         (212) 246-1000

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        January 31, 1995
                  (Date of Event which Requires
                    Filing of this Statement)

          If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the
following:                                    ( )

          Check the following box if a fee is being paid with
this Statement:                               ( )







CUSIP No.  646144105                                    Page 2 of 7 Pages
- -------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   INTERNATIONAL METALS ACQUISITION CORPORATION
   I.R.S. IDENTIFICATION NUMBER 59-3182820

- -------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                (b) [ ]

- -------------------------------------------------------------------------------
3. SEC USE ONLY


- -------------------------------------------------------------------------------
4. SOURCE OF FUNDS

   Not applicable; agreements pursuant to which Reporting Person would have acquired beneficial ownership have been terminated.
- -------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                     [ ]

- -------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- -------------------------------------------------------------------------------
NUMBER OF      |  7. SOLE VOTING POWER
SHARES         |       0
BENEFICIALLY   |  8. SHARED VOTING POWER
OWNED BY       |       0
EACH           |  9. SOLE DISPOSITIVE POWER
REPORTING      |       0
PERSON         | 10. SHARED DISPOSITIVE POWER
WITH           |       0
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES CERTAIN SHARES   [ ]

- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0%
- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

        CO
- -------------------------------------------------------------------------------

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Item 1    Security and Issuer.

     This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of New Jersey Steel Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 11, North Crossman Road, Sayreville, New Jersey 08872.

Item 2    Identity and Background.

     This statement is filed on behalf of International Metals
Acquisition Corporation, a Delaware corporation ("IMAC" or the "Reporting Person").

     The name, residence or business address and present princi-pal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of the Reporting Person, as well as any executive officer and director of the Reporting Person, are set forth below.



                                     Present Principal
                                     Occupation or
                                     Employment;
Filing Person                        Citizenship                       Business Address
- --------------                       -------------------               -----------------
International Metals                                                   667 Madison Avenue
Acquisition Corpora-                                                   New York, NY 10021
tion, a Delaware cor-
poration

Michael J. Scharf                    Chairman of the                   667 Madison Avenue
                                     Board, Chief Exec-                New York, NY 10021
                                     utive Officer and
                                     President, and
                                     Director of IMAC;
                                     U.S.A.

Gilbert D. Scharf                    Vice President,                   667 Madison Avenue
                                     Secretary and Tre-                New York, NY 10021
                                     asurer, and Direc-
                                     tor of IMAC; pri-
                                     vate investor;
                                     U.S.A.

Gerald L. Cohn                       Director of IMAC;                 19355 Turnberry Way
                                     private investor;                 Apt. TH-3
                                     U.S.A.                            Aventura, FL  33180

Andrew R. Heyer                      Director of IMAC;                 1325 Avenue of the
                                     investment banker,                Americas
                                     The Argosy Group,                 22nd Floor
                                     L. P.; U.S.A.                     New York, NY  10019

William H. Hyman                     Director of IMAC;                 188 East 64th St.
                                     Vice President of                 New York, NY  10021
                                     American Boarts
                                     Crushing Co.,
                                     Inc.; U.S.A.


     During the last five years, neither the Reporting Person nor any person listed above has been convicted in a criminal proceed-ing (excluding traffic violations or similar misdemeanors), nor has the Reporting Person or any person listed above been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,

                                     3 of 7





Federal or State securities laws or finding any violation with respect to such laws.

Item 3    Source and Amount of Funds or Other Consideration.

     The Reporting Person may have been deemed to have acquired beneficial ownership of the securities which are the subject of this filing pursuant to the Stock Purchase Agreement dated as of October 4, 1994 (the "Purchase Agreement"), between IMAC and Von Roll AG, a Swiss corporation ("Von Roll"), pursuant to which Von Roll agreed to sell, and IMAC agreed to purchase, 3,561,500 shares of Common Stock representing approximately 60.4% of the issued and outstanding shares of Common Stock. Immediately following consummation of the transactions contemplated by the Purchase Agreement, pursuant to the Agreement and Plan of Merger dated as of October 4, 1994 (the "Merger Agreement") among IMAC, NJ Steel Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of IMAC ("Sub"), and the Issuer, Sub was to have been merged ("the Merger") with and into the Issuer.

     The Purchase Agreement and Merger Agreement have been terminated. The Reporting Person therefore does not have benefi-cial ownership of the 3,561,500 shares of Common Stock owned by Von Roll, and the Merger will not be consummated.


Item 4    Purpose of Transaction.

     The Purchase Agreement and Merger Agreement have been terminated. The transactions contemplated thereby will not be consummated.

Item 5    Interest in Securities of the Issuer.

     (a)(b) As a result of the termination of the Purchase Agreement and Merger Agreement, the Reporting Person will not acquire beneficial ownership of the Common Stock as contemplated thereby, and the voting arrangements contemplated by the Purchase Agreement will not be given effect.

     (c)  Neither the Reporting Person nor any person listed in
Item 2 has effected any transactions in shares of Common Stock during the past sixty days.

     (d)  Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on January 31, 1995, when the Purchase Agreement and Merger Agreement were terminated.

                                     4 of 7







Item 6 Contracts, Arrangements, Understanding or Relationships with Respect to the Securities of the Issuer.

     As a result of the termination of the Purchase Agreement, the voting arrangements contemplated thereby will not be given effect.

Item 7    Material to be Filed as Exhibits.

     1. Agreement and Plan of Merger dated as of October 4, 1994 among International Metals Acquisition Corpora-tion, NJ Steel Acquisition Corporation and New Jersey Steel Corporation (incorporated by reference to Exhibit
          7.1 of the Reporting Person's Schedule 13D in respect of the Issuer filed on October 14, 1994).

     2. Stock Purchase Agreement dated as of October 4, 1994 between International Metals Acquisition Corporation and Von Roll AG (incorporated by reference to Exhibit
          7.2 of the Reporting Person's Schedule 13D in respect of the Issuer filed on October 14, 1994).

     3.   Letter dated August 26, 1994 of The Argosy Group L.P.
          (incorporated by reference to Exhibit 7.3 of the Re-porting Person's Schedule 13D in respect of the Issuer filed on October 14, 1994).

     4. Letter dated August 26, 1994 of Bankers Trust (incorpo-rated by reference to Exhibit 7.4 of the Reporting
          Person's Schedule 13D in respect of the Issuer filed on October 14, 1994).

     5. Letter dated August 31, 1994 of Bankers Trust (incorpo-rated by reference to Exhibit 7.5 of the Reporting
          Person's Schedule 13D in respect of the Issuer filed on October 14, 1994).

     6.   Press release dated February 1, 1995.


                                     5 of 7






                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


Dated:    February 7, 1995


                                      INTERNATIONAL METALS
                                      ACQUISITION CORPORATION



                                   By:/s/ Michael J. Scharf


                                      ______________________
                                      Michael J. Scharf
                                      President







                    Exhibit Index

Exhibit                  Exhibit
Number
7.6         -Press Release dated February 1, 1995.